P.E. 1/31/01

FORM 6-K

02014569

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: JANUARY 2002

SEC Registration Number 0-11431

TASEKO MINES LIMITED
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. Joint news release dated January 11, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASEKO MINES LIMITED

SHIRLEY MAIN

January 17, 2002

Taseko Mines Limited

1020 · 800 W Pender St
Vancouver BC
Canada V6C 2V6
Tel 604 684 · 6365
Fax 604 684 · 8092
Toll Free 1 800 667 · 2114

GIBRALTAR ENGINEERING SERVICES LIMITED PARTNERSHIP $1.85 MILLION FINANCING CLOSES

January 11, 2002, Vancouver, B.C. – Ronald W. Thiessen, President and CEO of Taseko Mines Limited (NASDAQ:TKOCF;CDNX:TKO) announces that Gibraltar Engineering Services Limited Partnership (the "GESL Partnership"), a Vancouver-based limited partnership, has completed a private placement of LP Units for aggregate proceeds of $1.85 million. The proceeds were used to advance the feasibility work respecting commercializing a new copper refining technology, developed at a cost in excess of $50 million by Cominco Engineering Services Ltd., a subsidiary of Teck Cominco Metals Ltd., for use at a proposed refinery to be located at the Gibraltar Mines Ltd. ("Gibraltar") mine site. Results of the feasibility work are expected to be available for release during January or February, 2002.

Under the arrangements with the GESL Partnership, Taseko has an exclusive right to acquire the GESL Partnership business for $2.17 million based on a premium over the feasibility costs incurred. Taseko may exercise the Call amount by issuing common shares of Taseko at market.

Mr. Thiessen said, "we believe that this financing is a first step towards a re-start of the fully equipped Gibraltar copper mine and, subject to feasibility results and financing, construction of the new refinery at the mine site. This project provides a tremendous opportunity to create employment, and revitalize economic activity in British Columbia. With the anticipated recovery in world copper prices, we expect to provide a positive return to our investors as we move forward on the refinery project."

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.